Lincoln National Corporation
150 N. Radnor-Chester Road
Radnor, PA  19087
phone 484-583-1430

October 13, 2009

Mr. Jim Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

     Re:     Lincoln National Corporation
Form 10-Q for the Quarter Ended June 30, 2009
Form 8-K filed July 10, 2009
Form 8-K filed August 19, 2009
File No. 1-06028

Dear Mr. Rosenberg:

This letter is in response to the staff of the Division of Corporation Finance’s (the “Staff”) letter of October 1, 2009 concerning Lincoln National Corporation’s (“LNC” or the “Company”) Form 10-Q for the Quarter ended June 30, 2009, Form 8-K filed July 10, 2009 and Form 8-K filed August 19, 2009. We are in the process of responding to your comments, but are requesting an additional ten business days to respond.  We are in the process of  preparing our Form 10-Q for the period ended September 30, 2009 and may include additional disclosure in that filing to address some of your comments.  In our response, we would expect to refer to those disclosures.  Thank you for your consideration of our request.

Sincerely,

/s/Douglas N. Miller

Douglas N. Miller
Vice President & Chief Accounting Officer

cc: Frederick J. Crawford, Executive Vice President and Chief Financial Officer

Lincoln Financial Group is the marketing name for Lincoln National Corporation and its affiliates.